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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Weidner                           Wayne                 R.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                                 17 Lupine Lane
--------------------------------------------------------------------------------
                                    (Street)

    Oley                              PA                 19547
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     National Penn Bancshares, Inc. (NPBC)

________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     December 3, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

          Chairman, President & CEO
     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     31,706.365(1)     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     21,394.164(2)     I      401k Plan
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                                                             Page 1 of 3


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                 9.
                                                                                                 Number    10.
                                                                                                 of        Owner-
                                                                                                 deriv-    ship
                                                                                                 ative     Form
             2.                                                                                  Secur-    of
             Conver-                   5.                              7.                        ities     Deriv-   11.
             sion                      Number of                       Title and Amount          Bene-     ative    Nature
             or                        Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
---------------------------------------------------------------------------------------------------------------------------
Employee     26.73(3) 12/3/02  A        42,000        (4)     1/3/2013  Common   42,000          42,000     D
Stock Option                            (3)                             Stock    (3)             (3)(5)
(Right to
Buy)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

===========================================================================================================================
                                                    Page 2 of 3

Explanation of Responses:


/s/ Wayne R. Weidner                                            12/4/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                FORM 4 FOOTNOTES
                                ----------------

Name of Reporting Person:           Wayne R. Weidner

Name of Issuer:                     National Penn Bancshares, Inc.

Period Covered:                     December 3, 2002

Footnotes:


(1)      No reportable activity since last filing dated 10/22/02.

(2) Includes 118.831 shares acquired during third quarter 2002 pursuant to the Company's Capital Accumulation Plan (a 401(k) plan). The total is based on the most recent plan statement available (as of September 30, 2002). All shares were acquired in routine new-money acquisitions exempt under Rule 16b-3(c) and Rule 16a-3(f)(1)(i)(B).

(3) Exercise price will be adjusted to $25.4571, and number of shares will be adjusted to 44,100, as of December 27, 2002, the payment date of National Penn's pending 5% stock dividend.

(4) Options become exercisable in increments of 20% on December 3, 2003, 2004, 2005, 2006, and 2007.

(5) Additional options held with various exercise prices or expiration dates. Total options held are 460,706, which number will be adjusted to 483,742, as of December 27, 2002, the payment date of National Penn's pending 5% stock dividend..


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